January 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Mr. James O’Connor and Ms. Christina DiAngelo

Re:           Registration Statement on Form N-14 (the “Registration Statement”) of HighMark Funds (the “Trust”) (File No. 333-178555)

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to the comments provided by both of you on January 10, 2012 regarding the Registration Statement, which was filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and is related to the proposed reorganization of HighMark Large Cap Value Fund (the “Acquired Fund”), a series of the Trust, with and into HighMark Value Momentum Fund (the “Acquiring Fund,” and collectively with the Acquired Fund, the “Funds”), also a series of the Trust.  For convenience of reference, each comment has been summarized before the relevant response. Capitalized terms not defined herein shall have the same meanings ascribed to them in the prospectus/proxy statement (the “Prospectus/Proxy Statement”) or the statement of additional information (the “SAI”), as applicable, in the Registration Statement.

A.	Comments Applicable to the Prospectus/Proxy Statement

1.	Comment: Provide in your response the accounting survivor analysis for the Reorganization.

Response: In North American Security Trust, the SEC staff (the “Staff”) stated that it would not recommend enforcement action in accordance with Rule 482 under the Securities Act of 1933, as amended, or Rule 34b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), if an investment company formed as a result of merging three investment companies advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor investment company that it most closely resembled.  The Staff stated that, in determining whether any predecessor investment company resembles a new or surviving investment company closely enough to justify the use of the predecessor investment company’s performance, the factors to be considered are the investment companies’ (i) investment advisers; (ii) investment objectives, policies and restrictions; (iii) expense structures and expense ratios; (iv) asset sizes; and (v) portfolio compositions.  The Staff also stated that the survivor of a business combination for accounting purposes (i.e., the investment company whose financial statements are carried forward) would typically be the investment company whose historical performance may be used by a new or surviving investment company.  We understand that the factors used by accountants to determine the accounting survivor of a business combination are essentially identical to those articulated by the Staff in North American Security Trust.  Applying the North American Security Trust factors to the Reorganization strongly suggests that the Acquiring Fund would be considered the accounting survivor.  An analysis of such factors for the Reorganization is summarized below.

i.	At the time of the Reorganization, the combined Fund will have the same investment adviser as both the Acquiring Fund and the Acquired Fund.

ii.	At the time of the Reorganization, the combined Fund will have the same investment objective, policies and restrictions as the Acquiring Fund.

iii.
At the time of the Reorganization, the contractual expense structure of the combined Fund will more closely resemble that of the Acquiring Fund, except that, effective with the Reorganization, the investment adviser has agreed to waive fees and reimburse expenses such that the net expenses of the Acquiring Fund after the Reorganization will be substantially the same as the net expenses of the Acquired Fund prior to the Reorganization.

iv.
The net asset level of the combined Fund is expected to more closely resemble that of the Acquiring Fund, based on net assets at September 30, 2011, at which time the net asset level of the Acquiring Fund was greater than that of the Acquired Fund.

v.
Following the realignment of the combined Fund’s portfolio, and based on the relative net asset levels of the Acquiring Fund and the Acquired Fund prior to the Reorganization, the portfolio composition of the combined Fund is expected to more closely resemble that of the Acquiring Fund than that of the Acquired Fund.

2.
Comment:  The use of “as supplemented from time to time” with respect to documents incorporated by reference could imply documents filed after the date of the Prospectus/Proxy Statement can be incorporated by reference, which is not permitted.

Response:  The disclosure has been revised to read “as supplemented through the date of this Prospectus/Proxy Statement” in each case.

3.
Comment:  In question #1 in the Q&A section, you note that if the Reorganization is not consummated, the Board of Trustees may consider possible alternative arrangements.  Please indicate what those alternatives would be.

Response:  The requested change has been made.

4.	Comment: The second listed item in question #2 in the Q&A section notes the Acquired Fund’s underperformance. Please indicate to what performance was compared.

Response:  The disclosure has been modified to read as follows: “The Acquired Fund’s performance relative to the Acquired Fund’s Morningstar Universe for the year-to-date, 1 year, 3 year and 5 year periods ended September 30, 2011, and relative to the Acquiring Fund’s performance for the year-to-date, 1 year, 3 year and 5 year periods ended September 30, 2011.”

5.
Comment:  The sixth listed item in question #2 in the Q&A section notes the portfolio overlap of the securities portfolios of the Acquired Fund and the Acquiring Fund.  Please disclose whether there are expected to be any planned sales as a result of the reorganization, either before or after the reorganization.  If there are any planned sales, please add disclosure quantifying the amount of such planned sales.

Response: At this time HighMark Capital, the adviser, does not expect to engage in a restructuring of the Acquired Fund’s portfolio either prior to or after the closing of the Reorganizations to align the Acquired Fund’s portfolio holdings with the investment strategies and portfolio holdings of the Acquiring Fund.  Disclosure to this effect has been added to the Prospectus/Proxy Statement.

6.
Comment: Pursuant to Item 3(a) of Form N-14 and Item 3, Instruction 3(e) of Form N-1A, please remove the footnotes to the “Annual Portfolio Operating Expenses” table in question #3 in the Q&A regarding the Acquired Portfolio’s and the Acquiring Portfolio’s fee waiver arrangements or modify the footnotes to reflect that the fee waiver arrangements will be in effect for at least one year from the effective date of this Registration Statement.

Response: The requested changes have been made to show that the fee waiver arrangements will be in effect through November 30, 2013.

7.	Comment: Confirm in your response letter that none of the recapturable expenses of the Acquired Fund under the fee waiver agreement will be carried over to the combined Fund.

Response: The Trust hereby confirms that none of the recapturable expenses of the Acquired Fund under the fee waiver agreement will be carried over to the combined Fund.

8.
Comment:  In question #3 in the Q&A delete the following footnote because it is not permitted if no number is shown in the table for the Class A deferred sales charge: “If you sell Class A Shares within one year of buying them and you purchased those Shares without a sales charge because your initial investment was $1 million or greater, you must pay a Sales Charge of 1.00%.”

Response: The Trust respectfully declines to make this change.  The Trust believes that the information currently provided in the footnote is concise and helpful to shareholders, particularly given that the fee in question is charged only in certain specific circumstances as noted.

9.
Comment:  Consider reformatting the Shareholder Fees and the Annual Fund Operating Expenses tables so that they are organized by class, meaning information for Class A of the Acquired Fund is next to information for Class A of the Acquiring Fund.

Response: The Trust is unable to make this formatting change at this time.  The Trust will keep this in mind for future filings.

10.
Comment:  Please note that HighMark Capital cannot recoup any fees and expenses if the current total annual operating expenses exceed the expense limit in effect at the time the expenses were waived and/or reimbursed.  Given this, please explain why the cap on the recoupment of expenses is lower than the current fee waiver.

Response:  The Trust notes that HighMark Capital does not have the ability to recoup any fees and expenses if the current total annual operating expenses exceed the expense limit in effect at the time the expenses were waived and/or reimbursed.  The lower numbers shown in the footnote indicate the expense limit that was in effect through November 30, 2009 for each Fund.

11.
Comment:  In the introductory paragraph to the Examples please revise the parenthetical stating “(for Class A shares, net for year one and total thereafter)” to reflect the fact that the fee waivers apply to other share classes.

Response: The requested change has been made.

12.
Comment:  Please confirm the numbers show in the Examples for Class B shares are correct given the CDSC schedule provided in the Prospectus/Proxy Statement.  If no changes are necessary please explain your assumptions in arriving at the final numbers.

Response: The numbers shown for the Class B shares of the Acquired Fund and the Acquiring Fund have been recalculated to reflect net expenses based on the fee waiver in effect for both Funds from the date of the Prospectus/Proxy Statement through November 30, 2013 and gross expenses thereafter and the numbers shown for the Class B shares of the Acquiring Fund (pro forma combined) have been recalculated to reflect net expenses based on the fee waiver that will be in effect for the Acquiring Fund from the Closing Date through November 30, 2013 and gross expenses thereafter.  In years 9 and 10, the Class B shares reflect the gross expenses of the Class A shares into which the Class B shares convert after eight years.  In addition, the calculations reflect a CDSC of 5.00%, 3.00% and 2.00% if a shareholder redeems in years 1, 3 and 5, respectively.

13.	Comment: Please add a sentence to the introductory paragraph to the Examples noting that the Class B shares automatically convert to Class A shares after eight years.

Response: The requested change has been made.

14.
Comment:  For funds that are subject to Rule 35d-1 under the 1940 Act and must invest 80% of their assets in “large-cap” companies, for example, such as HighMark Large Cap Value Fund, the Staff does not believe that the range of companies in the Russell 1000 Index, for example, is an appropriate proxy for an actively managed fund to use to define the term “large-cap.” The Russell 1000 Index is an index that focuses on the larger company segment of the Russell 3000 Index, which is an index constructed based on how widely company shares are held. The Russell 1000 Index does not make any representation that all of the companies whose shares are included in the index (even as of the rebalance date) are large-cap companies. In fact, the low end of the market cap range of companies in the Russell 1000 Index includes companies in the low-end of the range of companies normally defined as “mid-cap” in most widely-used definitions of that term, based on market capitalization. We note that, in the case of an index fund that identifies itself as large-cap by reference to the Russell 1000 Index, there may be little potential for abuse because the mid-cap companies in the index are a small percentage of the index. However, in the case of an actively managed “large-cap” fund, which could consider itself free to invest to any extent in any size companies within the range of companies in the Russell 1000 Index, there is a potential for abuse. To eliminate this issue, we request that registrants define the market capitalization of the companies that the adviser regards as “large-cap” by reference to generally accepted market capitalization ranges for large-cap.

Response: The Trust respectfully notes that with respect to HighMark Large Cap Value Fund, the definition of “large-cap” is not tied to the capitalization of the Russell 1000 Index.  Rather, the disclosure states the following: “The Fund considers a company to be a large capitalization company if the company’s capitalization is greater than $5 billion.” The Trust respectfully notes that HighMark Value Momentum Fund is not subject to Rule 35d-1 under the 1940 Act and, therefore, does not have an 80% investment policy.

15.
Comment:  In the last paragraph of the answer to question #4 in the Q&A, if there are planned sales of the Acquired Fund’s portfolio securities in connection with the Reorganization, please add disclosure quantifying the amount of such planned sales, the estimated brokerage costs and any anticipated capital gain dividends.

Response: At this time HighMark Capital, the adviser, does not expect to engage in a restructuring of the Acquired Fund’s portfolio either prior to or after the closing of the Reorganizations to align the Acquired Fund’s portfolio holdings with the investment strategies and portfolio holdings of the Acquiring Fund.  Disclosure to this effect has been added to the Prospectus/Proxy Statement.

16.
Comment:  Please confirm whether HighMark Capital will reimburse the Acquired Fund and/or the combined Fund for brokerage or other transactional costs in connection with repositioning the Acquired Fund’s portfolio incurred prior to and following the Reorganization, or only for those incurred prior to the Reorganization.

Response: HighMark Capital will reimburse the Acquired Fund and/or the combined Fund for brokerage and other transactional costs incurred in connection with any repositioning of the Acquired Fund’s portfolio in connection with the Reorganization, whether such repositioning occurs prior to or following the Reorganization.

17.	Comment: In question #8 in the Q&A please add the discussion on the potential loss of capital loss carryforwards from pages 22 and 23 of the Prospectus/Proxy Statement.

Response: The requested change has been made.

18.	Comment: Please confirm the valuation procedures used to determine the net asset value of the Acquired Fund are the same as the valuation procedures of the Acquiring Fund.

Response: The Trust hereby confirms that the valuation procedures of the Acquired Fund and the Acquiring Fund are the same.

19.
Comment:  In the “Board of Trustees Considerations” section please include every material factor that the Board considered and the Board’s conclusion as to each such factor.  It is the Staff’s view that it is not sufficient to simply state the Board’s overall conclusion regarding the Reorganization and list the factors the Board considered or noted.

Response:  The Trust has modified the disclosure regarding the material factors the Board considered, but the Trust respectfully declines to disclose any conclusion the Board came to with respect to each factor as there was not a call to vote on each factor or a conclusion drawn with respect to each factor, and neither Form N-14 nor Rule 17a-8 under the 1940 Act require such disclosure.

20.
Comment:  At the end of the second paragraph under the “Board of Trustees Considerations” section please revise the following sentence to provide more detail on how the Board reached its conclusion: “The Trustees noted that the historical performance of each class of shares of the Acquiring Fund generally exceeded that of the corresponding class of the Acquired Fund.”

Response: The disclosure has been modified to read as follows:  “The Trustees noted that the historical performance of the Acquiring Fund generally exceeded that of the Acquired Fund in the year-to-date, 1 year, 3 year and 5 year periods ended September 30, 2011.”

21.
Comment:  In the second bullet point under the “Board of Trustees Considerations” section please provide more detail on how the Board reached its conclusion regarding the underperformance and to what the Acquired Fund’s performance was compared.

Response:  The disclosure has been modified to read as follows: “The Acquired Fund’s performance relative to the Acquired Fund’s Morningstar Universe for the year-to-date, 1 year, 3 year and 5 year periods ended September 30, 2011, and relative to the Acquiring Fund’s performance for the year-to-date, 1 year, 3 year and 5 year periods ended September 30, 2011.”

22.
Comment:  Please explain supplementally if the Board considered hiring a sub-adviser for the Acquired Fund in light of its underperformance, rather than reorganizing the Acquired Fund into a fund with the same portfolio managers.  If the Board did not consider hiring a sub-adviser please explain why not.

Response: The Board did not explicitly consider at its December 6, 2011 meeting hiring a sub-adviser for the Acquired Fund.  (The Acquired Fund was sub-advised until 2010.)  Given the Acquired Fund’s sub-scale, HighMark Capital did not recommend the hiring of a sub-adviser to manage the Acquired Fund.  If the Reorganization is not approved, the Board will consider other alternatives, which may include the hiring of a sub-adviser.

23.
Comment:  In the fourth bullet point under the “Board of Trustees Considerations” section please explain whether the Board concluded there were economies of scale and, if so, the factors on which the Board based its determination.

Response: The Trust respectfully declines to make the requested changes.  Although the Board considered economies of scale, the Board did not call a vote or make any explicit determinations with respect to economies of scale.  In addition, neither Form N-14 nor Rule 17a-8 under the 1940 Act requires determinations with respect to such matters.

24.
Comment:  In the fifth bullet under the “Board of Trustees Considerations” section please provide a more detailed discussion of the tax consequences the Board considered.  For example, did the Board consider the effect of capital gain dividends, which are taxable to shareholders, resulting from a repositioning of the Acquired Fund and, if so, did the Board determine such capital gain dividends were immaterial.

Response:  The Trust has added disclosure with respect to the tax consequences that the Board considered.

25.
Comment:  In the fifth bullet under the “Board of Trustees Considerations” section you state that “the tax attributes of the Acquired Fund are generally expected to carry over to the combined Fund.”  Please explain how the Board reached this conclusion in light of the potential loss of the Acquired Fund’s capital loss carryforwards.

Response: HighMark Capital presented to the Board that all of the Acquired Fund’s tax attributes described in section 381(c) of the Code, including its capital loss carryforwards (subject to the limitations imposed by sections 381-384 of the Internal Revenue Code of 1986, as amended (the “Code”)), will carry over to the Acquiring Fund under Section 381(a) of the Code.   HighMark Capital also presented to the Board that, given the relatively large size of the Acquired Fund’s historic losses as a percentage of its net asset value, it was not clear that it would be able to realize sufficient gains to use the bulk of its capital loss carryforwards in the absence of the Reorganization.  HighMark Capital further presented to the Board that, if the Acquired Fund were to realize further losses in current and future years, given the RIC Modernization Act provision requiring that net losses realized in such years be used before its capital loss carryforwards from prior taxable years, it was likely that, in the absence of the Reorganization, a substantial portion of the Acquired Fund’s capital loss carryforwards would expire unused.

26.
Comment:  In the sixth bullet under the “Board of Trustees Considerations” section please provide additional disclosure regarding that factors the Board considered to determine that there was a “manageable amount of built-in gains” and that repositioning the Acquired Fund would be done “without generating significant capital gains that must be distributed to the Acquired Fund shareholders,” especially in light of the potential loss of the Acquired Fund’s capital loss carryforwards.

Response:   The Board was informed that, given the overlap in the Funds’ portfolios, there is not likely to be any significant realignment of the Acquired Fund’s portfolio in connection with the Reorganization.  The Board was further informed that the Acquired Fund was in a net unrealized loss position, such that realization of net gains from any realignments could be kept to a minimum.  Lastly, the Board was informed that if any pre-Reorganization realignments were to involve the realization of net gains by the Acquired Fund, the Acquired Fund would have sufficient capital loss carryforwards to offset such gains.

27.	Comment: In the “Federal Income Tax Consequences” section disclose the dollar amount of capital loss carryforwards of each Fund.

Response: The requested change has been made.

28.
Comment: Consider reformatting the table in the “Existing and Pro Forma Capitalization” section to (i) show total assets for each Fund and the combined Fund, (ii) show total shares for each Fund and the combined Fund, and (iii) to add a footnote explaining the share adjustments.

Response: The requested changes have been made.

29.	Comment: In the “Quorum and Method of Tabulation” section please delete all references to broker non-votes, as broker non-votes do not apply in this case.

Response: The requested changes have been made.

B.  Comments Applicable to the SAI

30.	Comment: In the Pro Forma Combined Financial Statements, please add the following at the end of each financial statement: “See Notes to Pro Forma Combined Financial Statements.”

Response: The requested change has been made.

31.	Comment: Please include the FAS 157 valuation hierarchy for the Funds and the combined Fund in the Notes to Pro Forma Combined Financial Statements.

Response: The requested change has been made.

32.	Comment: Please include the dollar amount of capital loss carryforwards in Note (5) in the Notes to Pro Forma Combined Financial Statements.

Response: The requested change has been made.

33.	Comment: Please identify in the Prospectus/Proxy Statement or the Notes to Pro Forma Combined Financial Statements which Fund is expected to be the accounting survivor.

Response: The requested statement has been added on the first page of the Prospectus/Proxy Statement and in Section II “Proposal 1: Reorganization of the Acquired Fund into the Acquiring Fund.”

34.	Comment: In Note (8) in the Notes to Pro Forma Combined Financial Statements please add disclosure regarding the amount of any planned sales of the Acquired Fund’s holdings.

Response: At this time HighMark Capital, the adviser, does not expect to engage in a restructuring of the Acquired Fund’s portfolio either prior to or after the closing of the Reorganizations to align the Acquired Fund’s portfolio holdings with the investment strategies and portfolio holdings of the Acquiring Fund.  Disclosure to this effect has been added to the Prospectus/Proxy Statement.

35.
Comment:  In Note (8) in the Notes to Pro Forma Combined Financial Statements please delete the phrase “except as otherwise indicated” and replace with detailed disclosure of such planned sales.  It is the Staff’s view that the Pro Forma Combined Financial Statements should stand on their own without reference to other documents.

Response:  At this time HighMark Capital, the adviser, does not expect to engage in a restructuring of the Acquired Fund’s portfolio either prior to or after the closing of the Reorganizations to align the Acquired Fund’s portfolio holdings with the investment strategies and portfolio holdings of the Acquiring Fund.  The language has been removed and disclosure to this effect has been added to the Prospectus/Proxy Statement.

Should you have any questions, please do not hesitate to call me at (415) 315-2334. Thank you for your assistance.

                                     Very truly yours,

                                     /s/ Alexandra Oprescu

                                     Alexandra Oprescu

                                     cc: Ann Lau, HighMark Capital Management, Inc.
                                           Pamela O’Donnell, HighMark Capital Management, Inc.
                                           Karen Seaman, Union Bank, N.A.
                                           John M. Loder, Ropes & Gray LLP
                                           Gregory C. Davis, Ropes & Gray LLP